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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                  SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b), (c),
                AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)(1)

                              Benjamin Moore & Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $10. Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    615649100
                                 --------------
                                 (CUSIP Number)

                                   -----------


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                           |X|      Rule 13d-1(b)
                           |_|      Rule 13d-1(c)
                           |_|      Rule 13d-1(d)






-----------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                         (Continued on following pages)
                                Page 1 of 5 Pages


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                                  SCHEDULE 13G


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CUSIP NO.___615649100                                          Page 2 of 5 Pages

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   1.      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Benjamin Moore & Co. Employees' Stock Ownership Plan
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   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
           GROUP*                                                   (a)  |_|

                                                                    (b) |X|

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   3.      SEC USE ONLY


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   4.      CITIZENSHIP OR PLACE OF ORGANIZATION

           New Jersey
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                               5.     SOLE VOTING POWER

         NUMBER OF                    -0-  See Item 4(c)
                             ---------------------------------------------------
          SHARES               6.     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                     397,425  See Item 4(c)
                             ---------------------------------------------------
           EACH                7.     SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                      -0-  See Item 4(c)
                             ---------------------------------------------------
           WITH                8.     SHARED DISPOSITIVE POWER

                                      397,425  See Item 4(c)
--------------------------------------------------------------------------------
   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           397,425  See Item 4(c)
--------------------------------------------------------------------------------
   10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           |_|

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   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           4.5%  See Item 4(b)
--------------------------------------------------------------------------------
   12.     TYPE OF REPORTING PERSON*

           EP
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                               Page 3 of 5 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       SCHEDULE 13G - Benjamin Moore & Co.

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)

         Item 1(a).        Name of Issuer:
                           BENJAMIN MOORE & CO.

         Item 1(b).        Address of Issuer's Principal Executive Offices:
                           51 Chestnut Ridge Road, Montvale, New Jersey  07645

         Item 2(a).        Name of Person Filing:
                           Benjamin Moore & Co. Employees' Stock Ownership Plan

         Item 2(b).        Address of Principal Business Office:
                           51 Chestnut Ridge Road, Montvale, New Jersey  07645

         Item 2(c).        Citizenship:
                           New Jersey

         Item 2(d).        Title of Class of Securities:
                           Common Stock, par value $10.00 per share

         Item 2(e).        CUSIP Number:
                           615649100

         Item 3.           If This Statement is Filed Pursuant to
                           Rule 13d-1(b), or 13d-2(b) or (c), Check
                           Whether the Person Filing is a:

                           (f) |X| An Employee Benefit Plan or
                           Endowment Fund in accordance with Rule
                           13d-1(b) (ii) (F).

         Item 4.
                  Ownership

                           (a) Amount Beneficially Owned: 397,425 (See Item
                               4(c))

                           (b) Percent of Class:  4.5% based on 8,856,882 shares
                               outstanding on 12/31/98

                           (c) Number of shares as to which such person has:

                           (i) Sole power to vote or to direct the vote:     0


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                                                               Page 4 of 5 Pages

                               Schedule 13G - Benjamin Moore & Co.

                           (ii)  Shared power to vote or to direct the vote:
                                 397,425. Each of the issuer's employees and former employees who is a participant in the Employees' Stock Ownership Plan ("Plan") is entitled to instruct the trustees ("Trustees") of the Plan (currently Benjamin
                                 M. Belcher, Jr., Yvan Dupuy and Richard
                                 Roob) as to how to vote the shares of Common
                                 Stock, par value $10.00 per share, of the issuer ("Employer Stock") allocated to the account of such person. The Trustees shall vote securities for which they have not received voting instructions from the participants and securities not allocated to any participant's account in the same manner and proportion as the voting of securities of participants who gave timely voting instructions.

                           (iii) Sole power to dispose or to direct the
                                 disposition of: 0

                           (iv) Shared power to dispose or to direct the disposition of: 397,425. (A) In the event of a tender offer for shares of Employer Stock, each Plan participant may direct the Trustees to tender or not tender the shares of Employer Stock credited to such participant's account under the Plan. The Trustees shall be obligated to follow such directions timely received. The Trustees shall also tender a fraction of the unallocated shares held by the Plan, with the numerator of the fraction equal to the number of shares of Employer Stock allocated to participants' accounts for which the Trustees have received instructions from participants to tender and the denominator of the fraction equal to the total number of shares of Employer Stock allocated to participants' accounts. (B) Although the Trustees do not normally trade shares of Employer Stock, under certain circumstances a participant may give instructions regarding such participant's account which may result in the transfer of Employer Stock by the Trustees.

         Item 5.  Ownership of Five Percent or Less of a Class.

                    Not Applicable.

         Item 6.  Ownership of More than Five Percent on Behalf of Another
                  Person.

                    The filing person maintains a trust which holds shares of Employer Stock (See Item 4 (c) above) for the benefit of current and certain former employees of the issuer who are participants in the Plan.



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                                                               Page 5 of 5 Pages


                       Schedule 13G - Benjamin Moore & Co.

                   Participants in the Plan have the right, pursuant to the terms of the Plan, to the proceeds of the sale of shares of Employer Stock.

         Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                    Not Applicable.

         Item 8.  Identification and Classification of Members of the Group.

                    Not Applicable.

         Item 9.  Notice of Dissolution of Group.

                    Not Applicable.

         Item 10. Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  The filing of this statement shall not be construed as an admission that the Benjamin Moore & Co. Employees' Stock Ownership Plan is, for the purposes of Section 13 (d) or 13 (g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              Benjamin Moore & Co. Employees'
                                              Stock Ownership Plan


                                              By:       Yvan Dupuy
                                                 ------------------------------
                                                        Yvan Dupuy
         Date:  February 4, 1999                        Trustee